Mail Stop 3561

October 5, 2007

Mr. David A. Minella, Chief Executive Officer
Prospect Acquisition Corp.
695 East Main Street
Stamford, CT 06901

> **Re:** **Prospect Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on September 10, 2007**
> **File No. 333-145110**

Dear Mr. Minella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please incorporate your response to comment number 4 of our letter dated August 31, 2007, in the appropriate places in the registration statement.

Summary, page 1

2. We have reviewed your responses to comments 7, 8, and 27 of our letter dated August 31, 2007, regarding how the pre-existing fiduciary duties of the officers, directors, and sponsors

affect the company's right of first review agreements. We note that the company eliminated the "subject to any fiduciary obligations" qualification from the disclosures on pages 3 and 93 of the registration statement for financial services business opportunities with an enterprise value of $120 million or more. The disclosure on page 12, however, still contains references to general pre-existing fiduciary duty limitations on the right of first review agreements. Please advise or revise.

Sources of Target Businesses, page 66

3.   We have reviewed your response to comment 15 of our letter dated August 31, 2007, and reissue this comment. Please specify all affiliates of the company, officers, directors, and sponsors that would be subject to the business combination or finder's fee restrictions. A listing of portfolio companies underlying any affiliated funds is not necessary.

Opportunity for Stockholder Approval of Business Combination, page 70

4.   We note that initial shareholders, sponsors, management or their affiliates may purchase shares in the offering or in aftermarket trading and may vote those shares "any way they choose" at the shareholders meeting for the initial business combination. It would appear appropriate to clarify the potential impact of those purchases on the required majority vote of shareholders or the amount of shares electing cash conversion. If appropriate, please add a risk factor addressing this possibility, particularly in light of the adverse financial effects on insiders in the event that no business combination occurs.

Conversion Rights, page 71

5.   We note your response to prior comment 17. Your disclosure provides an example of a converting shareholder who decides to sell his securities in the public market at a higher price, rather than transmit the securities to the registrant for conversion to cash. If the shareholder sells his securities in the market, he would no longer hold the securities which could be "put" to the registrant. Please further explain this disclosure.

Financial Statements

Note 6 – Commitments, page F-10

6.   Considering the private placement warrants will be sold to entities affiliated with and beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Exhibits

7.   Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. We note in particular that the Underwriting Agreement (No. 1.1) has not been filed. The completion of our review is contingent upon the filing of the Underwriting Agreement and all other outstanding exhibits.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Floyd I. Wittlin, Esq.
        Fax: (212) 752-5378